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Washington, D.C. 20549	File No. 049982-0016

Re:          Radius Health, Inc. Registration Statement on Form S-1 (File No. 333-194150)

Dear Mr. Reynolds:

On behalf of Radius Health, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities Exchange Commission (the “Commission”) by letter dated April 18, 2014 with respect to the Company’s Registration Statement on Form S-1 (File No. 333-194150) (as amended, the “Registration Statement”).  This letter is being submitted together with Amendment No. 2 (“Amendment No. 2”) to the Registration Statement, which has been revised to address various of the Staff’s comments.  The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses.  For the Staff’s convenience, we are also sending, by courier, copies of this letter and marked copies of Amendment No. 2 that reflect changes made to the Registration Statement.

Summary financial data, page 10

1.    We note the table on page 11 is presented as of December 31, 2013 and the third bulleted point to the table states that the automatic conversion of all outstanding shares of convertible preferred stock is given effect as of March 31, 2014.  Please advise or revise the date, as applicable.

Response:

In response to the Staff’s Comment, the Company has revised the disclosure on page 11 of Amendment No. 2.

April 21, 2014

Use of Proceeds, page 35

2.    We note your response to comment 7 in our prior letter dated March 25, 2014 and the disclosure that “the amount and timing of our actual expenditures will depend upon numerous factors, including the results of our ongoing clinical studies and clinical studies that we may commence, feedback from regulatory agencies, the timing of approval of any of our product candidates, the results of any commercialization efforts and other factors.  As a result, our management will have broad discretion over the use of the net proceeds from this offering.”  The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are specifically discussed and the alternatives to such use in that event are indicated.  See Instruction 7 to Item 504 of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 35 of Amendment No. 2.

Research Agreements, page 64

3.    We note your response to prior comment 11 of your commitments for the next twelve months.  Please also disclose the total amounts of contractual obligations due to Nordic for each of the various agreements in the periods specified. Please provide a tabular format of payments due as follows: less than one year, 1-3 years, 3-5 years and more than 5 years.  See Item 303(a)(5) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 64 of Amendment No. 2.

Index to Financial Statements, page F-1

Balance Sheets, page F-3

4.    We note that the prepaid and other non-current assets amounts shown in the pro forma balance sheet have increased by approximately $3,398,000.  Please describe the nature of the change from the historical amount and the basis for including it as an adjustment to the pro forma balance sheet.

Response:

The Company respectfully directs the Staff to the “Unaudited Pro Forma Presentation” disclosure on Page F-9 of the Amendment.  As noted in this disclosure, among a number of other items, the unaudited pro forma balance sheet as of December 31, 2013, was updated to reflect the declaration and issuance of a stock dividend of 29 shares of Series A-6 convertible preferred

April 21, 2014

stock (“Series A-6”), for each share of the outstanding Series A-5 convertible preferred stock, all of which are held by Nordic Bioscience Clinical Development VII A/S (“Nordic”), for a total of 186,847 shares of Series A-6, in full satisfaction of all stock dividends payable to Nordic in 2014 under the terms of the Stock Issuance Agreement in relation to Work Statement NB-1 and Work Statement NB-3, but excluding any Performance Incentive Payments payable in stock.

Pursuant to the terms of Work Statement NB-1 and Work Statement NB-3, Nordic is compensated by the Company for its services with a combination of cash and shares of stock.  The Company recognizes research and development expense for the amounts due to Nordic under Work Statement NB-1 and Work Statement NB-3 ratably over the estimated per patient treatment periods beginning upon enrollment.  The amounts accrued on a per patient basis as of the end of each period are compared to the cash paid to Nordic during that period or the number of shares of Series A-6 earned in order to determine the accrual or prepaid balance outstanding.  As a result of issuing Nordic all of the shares they would have contractually earned in 2014, the liability accrued as of December 31, 2013 for services rendered by Nordic and payable in stock was more than fully satisfied upon issuance of the stock dividend, resulting in a prepayment of a portion (approximately $3.4 million) of the services expected to be rendered by Nordic in 2014.  The Company has revised the disclosure on page F-10 of Amendment No. 2.

5.    We note in your response to comment 25 a reference to a proposed 1-for-2.28 reverse stock split of all outstanding shares of your common stock prior to the offering.  We also note that this reverse stock split is not included in the list of pro forma equity transactions disclosed in the registration statement.  Please note that if the reverse stock split occurs at or prior to effectiveness, it must be presented retrospectively in the historical financial statements. Please tell us how you plan to disclose the split in the registration statement and revise your disclosures accordingly.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it intends to effect the reverse stock split prior to printing the preliminary prospectuses for its roadshow presentations and that it will file an amended registration statement prior to such time that presents the historical financial statements and all corresponding disclosure retrospectively on a post-split basis.

9.  Convertible Preferred stock, page F-21

6.    We note you response to prior comment 22 that the company has performed analysis of the Series A-1, A-2 and A-3 Convertible Preferred Stock and concluded that the embedded conversion feature does not need to be bifurcated and separately accounted for as a derivative as the conversion option is clearly and closely related to the economic characteristics of common equity and in turn, the host contract.   We also note that this preferred stock is entitled to receive 8% dividend rate, has certain mandatory conversion and redemption terms and liquidation preference to common stock.  Please provide your analysis of the

April 21, 2014

evaluation of the economic characteristics, risks and terms of the conversion option and the host contract to support your conclusion that the host contract is more akin to an equity host.

Response:

The Company respectfully acknowledges the Staff’s comment and is providing the following analysis of the economic characteristics, risks and terms of the conversion option and host contract to support its conclusion that the host contract is more akin to an equity host.

ASC 815-10-S99-3 (formerly EITF D-109, Determining the Nature of a Host Contract Related to a Hybrid Financial Instrument Issued in the Form of a Share under FASB Statement No. 133) summarizes the SEC’s view that the determination of the nature (whether it be more akin to a debt instrument or an equity instrument) of a host contract for a hybrid financial instrument issued in the form of a share should be based on a consideration of the economic characteristics and risks and include consideration of all stated and implied substantive terms of the hybrid instrument. The Company reviewed the guidance in ASC 815-10-S99-3 and noted the following considerations with respect to the economic characteristics and risks of its Series A-1, Series A-2, Series A-3 and Series B convertible preferred stock (collectively the “Preferred Stock”):

FEATURE	ANALYSIS	CONCLUSION
Conversion

The Preferred Stock is optionally convertible at any time; and mandatorily convertible upon the common stock of the Company becoming listed for trading on a national security exchange or upon election by the senior majority to convert all shares of preferred to common.

The mandatory conversion provision is more akin to an EQUITY-LIKE host contract.
Dividends

The Preferred Stock pays a fixed-rate cumulative dividend. In addition, if a common stock dividend is declared, the Preferred Stock shall receive a distribution equal to the amount and form as if the holder had converted the preferred shares to common stock on the date immediately prior to the dividend, unless the dividend or distribution is made in whole or in part of common stock, in which case an anti-dilution adjustment shall apply.

The participating dividend feature is more akin to an EQUITY-LIKE host contract. However, the fixed-rate cumulative dividend is more akin to a DEBT-LIKE host contract.
Voting	The holders of the Preferred Stock vote on an “as-converted” basis.	Voting on an “as-converted” basis with common stock is more akin to an EQUITY-LIKE contract.
Redemption

The Preferred Stock is contingently redeemable upon an Event of Sale, which includes: the sales by the stockholders of voting control of the Company; the merger, consolidation or reorganization with or into any other corporation or entity; or the sale, exclusive license or other disposition of all or substantially all of the assets or intellectual property of the Company. It is otherwise not mandatorily redeemable. In addition, the Preferred Stock is a perpetual security in nature.

The redemption provision only upon the occurrence a contingent event is more akin to an EQUITY-LIKE host contract. The perpetual nature of the securities is more akin to an EQUITY-LIKE host contract.

April 21, 2014

Covenants	The Preferred Stock provides for certain protective rights related to maintaining the priority of the stock (e.g. liquidation preference) and protecting from dilution.

As the protective rights provided to the holders of the Preferred Stock are limited specifically to protecting the priority of the Preferred Stock and protecting from dilution, the protective rights are more akin to an EQUITY-LIKE host contract.

Based on the above qualitative assessment, and considering all factors both individually and combined, the Company concluded that the Preferred Stock is more akin to an “equity host” under ASC 815-10-S99-3.  Therefore, the Preferred Stock was considered an “equity-like” contract for purposes of assessing whether or not the embedded conversion feature identified was clearly and closely related to the economic characteristics of the Preferred Stock host contract. As the embedded conversion feature allows holders of the Preferred Stock the option to convert the Preferred Stock into shares of common stock, the embedded feature contains characteristics similar to the economic characteristics of common equity, and therefore is considered to be clearly and closely related to the Preferred Stock host contract.

Part II

Recent Sales of Unregistered Securities, page II-2

7.    We note that the company issued shares of Series B-2 convertible preferred stock and stock purchase warrants to Ipsen Pharma SAS and Brookside Capital Partners Fund, LP on March 14, 2014 and March 28, 2014, respectively, after the company filed its registration statement on February 26, 2014.  We also note that the company relied upon Section 4(2) of the Securities Act and Rule 506 for the exemptions from registration. Please revise to clarify the specific section of Rule 506 relied upon for these offers and sales.  Also specifically address in more detail the facts relied upon by the company to make the exemptions available.  Please see Securities Act Section Compliance and Disclosure Interpretations Question 139.25 for guidance.  We may have further comment.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page II-3 of Amendment No. 2. The Company did not rely on Rule 506 for an exemption from the registration requirements of the Securities Act of 1933 in connection with the issuance of these securities.

Exhibits

8.    We note your response that Exhibits 10.12 and 10.13 were filed in their entirety and we reissue the comment. Please file Exhibits 10.12 and 10.13 in their entirety with your next amendment or advise us as appropriate.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the document referred to in Exhibits 10.12 and 10.13 as “Exhibit B” is intended to be the attachment that is labeled, and attached to the document, as “Attachment K — Indemnity Letter Template”.  The Company confirms that Exhibits 10.12 and 10.13, as filed, include all exhibits, schedules and attachments.

April 21, 2014

If you have any questions regarding the foregoing responses or the enclosed Amendment, please do not hesitate to contact Peter Handrinos by telephone at (617) 948-6060 or me by telephone at (714) 755-8181.

Very truly yours,

/s/ B. Shayne Kennedy

B. Shayne Kennedy
of LATHAM & WATKINS LLP

cc:                B. Nicholas Harvey, Radius Health, Inc.

Peter N. Handrinos, Latham & Watkins LLP